February 5, 2008

                  Highlights of Consolidated Financial Results
                            for FY2008 Third Quarter

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                           (Billion yen; unless otherwise specified)
-------------------------- -------------------------------------------------- ------------------------------------------------------
                                  Results for the three-month period                    Results for the nine-month period
                           --------------- ---------------------------------- ---------------- -------------------------------------
                                                                 ------------                                           ------------
                            FY2007 third   FY2008 third quarter                FY2007 third     FY2008 third quarter
                              quarter       (Oct. 2007 through                    quarter        (Apr. 2007 through
                             (Oct. 2006         Dec. 2007)       % of change    (Apr. 2006           Dec. 2007)         % of change
                              through                             from FY2007    through                                from FY2007
                             Dec. 2006)                          third quarter  Dec. 2006)                             third quarter
========================== =============== ====================  ============= ================ ====================== =============
Vehicle sales                   2,155                 2,281            5.8%         6,300                    6,583            4.5%
(Thousand units)
-------------------------- --------------- --------------------- ------------ ---------------- ------------------------ ------------
Sales of Houses                 1,352                 1,195          -11.6%         3,945                    3,460          -12.3%
(Units)
-------------------------- --------------- --------------------- ------------ ---------------- ------------------------ ------------
Net revenues                  6,146.5               6,709.9            9.2%      17,618.4                 19,722.1           11.9%
-------------------------- --------------- --------------------- ------------ ---------------- ------------------------ ------------
Operating income                574.7                 601.5            4.7%       1,668.2                  1,873.7           12.3%
[Income ratio]                 [9.4%]                [9.0%]                        [9.5%]                   [9.5%]
-------------------------- --------------- --------------------- ------------ ---------------- ------------------------ ------------
Income before income
taxes, minority interest
and equity in earnings          615.9                 652.7            6.0%       1,782.0                  2,014.9           13.1%
of affiliated companies       [10.0%]                [9.7%]                       [10.1%]                  [10.2%]
[Income ratio]
-------------------------- --------------- --------------------- ------------ ---------------- ------------------------ ------------
Net income                      426.7                 458.6            7.5%       1,203.9                  1,401.0           16.4%
[Income ratio]                 [6.9%]                [6.8%]                        [6.8%]                   [7.1%]
-------------------------- --------------- ---------------------------------- ---------------- -------------------------------------
Factors contributing to                      Operating income increased by                      Operating income increased by
increases and decreases                             26.8 billion yen                                   205.5 billion yen
in operating income
                                           (Increase)                                          (Increase)
                                           Marketing efforts          100.0                    Marketing efforts             230.0
                                           Cost reduction efforts      40.0                    Effects of changes in
                                                                                               exchange rates                130.0
                                           (Decrease)                                          Cost reduction efforts         90.0
                                           Effects of changes in
                                           exchange rates             -20.0                    (Decrease)
                                           Increases in expenses      -93.2                    Increases in expenses        -244.5
-------------------------- --------------- --------------------------------------------------- -------------------------------------
Exchange rates                Yen 118/US$             Yen 113/US$                 Yen 116/US$                Yen 117/US$
                              Yen 152/Euro            Yen 164/Euro                Yen 148/Euro               Yen 163/Euro
-------------------------- --------------- ---------------------------------- ---------------- -------------------------------------
Capital expenditure
(excluding leased               325.9                      360.7                    997.7                        986.3
assets)
-------------------------- --------------- ---------------------------------- ---------------- -------------------------------------
Depreciation expenses           233.2                      244.5                    688.4                        748.1
-------------------------- --------------- ---------------------------------- ---------------- -------------------------------------
Performance evaluation                        Increases in net revenues,                            Increases in net revenues,
                                               operating income, income                          operating income, income before
                                             before income taxes, minority                        income taxes, minority interest
                                            interest and equity in earnings                           and equity in earnings of
                                             of affiliated companies, and                            affiliated companies, and
                                                      net income                                              net income
-------------------------- --------------- ---------------------------------- ---------------- -------------------------------------



                  Highlights of Consolidated Financial Results
                            for FY2008 Third Quarter


   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                                                       (Billion yen; unless otherwise specified)
----------------------------------------------- --------------------------------------- ------------------------
                                                     FY2008 forecast       ------------   FY2008 forecast at
                                                   (Apr. 2007 through                         semi-annual
                                                       Mar. 2008)          % of change    (Apr. 2007 through
                                                                           from FY2007         Mar. 2008)
=============================================== ========================== ============  ========================
Vehicle sales (Thousand units)                                  8,930         4.8%                    8,930
----------------------------------------------- -------------------------- ------------  ------------------------
Sales of Houses (Units)                                         5,500        -5.3%                    5,800
----------------------------------------------- -------------------------- ------------  ------------------------
Net revenues                                                 25,500.0         6.5%                 25,500.0
----------------------------------------------- -------------------------- ------------  ------------------------
Operating income                                              2,300.0         2.7%                  2,300.0
[Income ratio]                                                 [9.0%]
----------------------------------------------- -------------------------- ------------  ------------------------
Income before income taxes, minority
interest and equity in earnings of affiliated                 2,450.0         2.8%                  2,450.0
companies                                                      [9.6%]
[Income ratio]
----------------------------------------------- -------------------------- ------------  ------------------------
Net income                                                    1,700.0         3.4%                  1,700.0
[Income ratio]                                                 [6.7%]
----------------------------------------------- ---------------------------------------  ------------------------
Exchange rates                                                    Yen 114/US$                    Yen 115/US$
                                                                  Yen 161/Euro                   Yen 159/Euro
----------------------------------------------- ---------------------------------------  ------------------------
Capital expenditure                                           1,500.0                               1,500.0
(excluding leased assets)
----------------------------------------------- ---------------------------------------  ------------------------
Depreciation expenses                                         1,020.0                               1,020.0
----------------------------------------------- ---------------------------------------  ------------------------


Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.